Exhibit 99.2

Spreadtrum Completes Majority Acquisition of
WCDMA Provider MobilePeak

Advanced WCDMA/HSPA+ technology expands Spreadtrum’s
solution portfolio to global 3G and LTE markets

SHANGHAI, CHINA – October 3, 2011 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; “Spreadtrum” or the “Company”), a leading fabless semiconductor provider in China with advanced technology in both 2G and 3G wireless communications standards, today announced that it has completed a majority acquisition of WCDMA solutions provider MobilePeak Holdings, Ltd. (“MobilePeak”) on September 30, 2011.

The acquisition of MobilePeak allows Spreadtrum to enter the global 3G and LTE markets with WCDMA/HSPA+ technology.  MobilePeak’s 3G technology combined with Spreadtrum’s advanced 40nm baseband platform will enable Spreadtrum to deliver low-cost, high-performance WCDMA solutions for the global market and serve as a foundation for the Company’s next-generation multi-mode 3G/4G solutions.  MobilePeak’s technology supports 3GPP standards through Release 7, including a full-rate 384Kbps modem and HSPA+ technology up to Category 14 at 21Mbps maximum downlink speed and 11Mbps maximum uplink speed.  Spreadtrum anticipates that its first WCDMA baseband platform introduction leveraging MobilePeak’s technology will be in the first half of 2012, targeting consumers in emerging markets as well as 3G subscribers on the China Unicom network.

Spreadtrum increased its equity ownership in MobilePeak to approximately 85% as a result of the acquisition.  Spreadtrum expects to purchase the remaining outstanding shares by year end.  Spreadtrum expects the total cash consideration for the ordinary shares, including shares purchased on September 30, 2011 and shares that remain to be purchased, to be approximately US$5 million.  Spreadtrum may also pay additional cash and grant restricted share units to MobilePeak team members as they meet certain product development milestones.

About Spreadtrum Communications
Spreadtrum Communications, Inc. (NASDAQ: SPRD; “Spreadtrum”) is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market.  Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly integrated baseband processors with multimedia functionality and power management.  Spreadtrum has developed solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements. For more information, visit www.spreadtrum.com.

Safe Harbor Statements:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the ability of Spreadtrum to enter the global 3G and LTE markets with WCDMA/HSPA+ technology, the ability of MobilePeak’s 3G technology combined with Spreadtrum’s advanced 40nm baseband platform to enable Spreadtrum to deliver low-cost and high-performance WCDMA solutions, the ability of MobilePeak’s 3G technology combined with Spreadtrum’s advanced 40nm baseband platform to serve as a foundation for Spreadrum’s next-generation multi-mode 3G/4G solutions, Spreadtrum’s anticipation with respect to its first product introduction leveraging MobilePeak’s technology being delivered in the first half of 2012, Spreadtrum’s expectation with respect to purchasing the remaining outstanding shares of MobilePeak by year end, Spreadtrum’ expectation with respect to the total cash consideration for the purchase of MobilePeak’s ordinary shares being approximately US$5 million, and the potential for Spreadtrum to pay additional cash and grant additional restricted share units to MobilePeak team members as they meet certain milestones. The Company uses words like "believe", "anticipate", "intend", "estimate", "expect", "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the failure of the acquisition of all the outstanding shares of MobilePeak to close on a timely basis or at all or at the price at which Spreadtrum anticipates; the failure to successfully integrate MobilePeak or retain its key employees; continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the rate at which the commercial deployment of 3G and LTE technologies will grow; the timing of Spreadtrum’s launch of its WCDMA products; market acceptance of Spreadtrum’s 3G and LTE products; the state of and any change in Spreadtrum's relationships with their major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 6, 2011, as amended, especially the sections under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.